JACKSON®

JACKSON VARIABLE SERIES TRUST

1 Corporate Way
Lansing, MI 48951
517/381-5500

May 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Jackson Variable Series Trust (File No. 811-22613) - Registration Statement on Form N-14

Dear Sir or Madam:

On behalf of Jackson Variable Series Trust (the "Trust"), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the "Registration Statement").  The Registration Statement includes a Notice of Special Meeting of Shareholders of the JNL Interest Rate Opportunities Fund, a series of the Trust (the "Acquired Fund"), a Combined Proxy Statement and Prospectus, a Statement of Additional Information, a Form of Proxy and Voting Instruction Card relating to the special meeting of shareholders of the Acquired Fund (the "Meeting").  The Meeting is being held to request approval of the reorganization of the Acquired Fund into a certain series of the Trust.

Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on June 18, 2018.

This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer and Secretary